UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August, 2024

Commission File No. 001-40381

NEW PACIFIC METALS CORP.
(Translation of registrant’s name into English)

Suite 1750 - 1066 W. Hastings Street

Vancouver BC, Canada V6E 3X1

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [   ]  Form 40-F  [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 14, 2024	NEW PACIFIC METALS CORP.

/s/ Jonathan Hoyles
Jonathan Hoyles
General Counsel & Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	Technical Report - Silver Sand Project Pre-Feasibility Study, with an effective date of June 19, 2024
99.2	Certificate of Leon Botham
99.3	Certificate of Andrew Holloway
99.4	Certificate of Mo Molavi
99.5	Certificate of Dinara Nussipakynova,
99.6	Certificate of Wayne Rogers
99.7	Certificate of Eugene Tucker